Securities and Exchange Commission, Washington, D.C. 20549

                                  Schedule 13D
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934

                         Competitive Technologies, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  204 512 107
                                  -----------
                                 (CUSIP Number)

          Peter Brennan,237 Park Avenue, Suite 900, New York, NY 10017
          ------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 17, 2010
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204512107                                            Page 2 of 7 Pages

(1) Names of reporting persons:                            Damel Diversified LP
---------------------------------------------------------  ---------------------
(2) Check the appropriate box if a member of a group       (a)   X
(see instructions)                                         (b)
---------------------------------------------------------  ---------------------
(3) SEC use only
---------------------------------------------------------  ---------------------
(4) Source of funds (see instructions)                     WC
---------------------------------------------------------  ---------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
---------------------------------------------------------  ---------------------
(6) Citizenship or place of organization                   Delaware
---------------------------------------------------------  ---------------------
Number of shares beneficially owned by each reporting
person with:
---------------------------------------------------------  ---------------------
(7) Sole voting power                                                         0
---------------------------------------------------------  ---------------------
(8) Shared voting power                                                 609,071
---------------------------------------------------------  ---------------------
(9) Sole dispositive power                                                    0
---------------------------------------------------------  ---------------------
(10) Shared dispositive power                                           609,071
---------------------------------------------------------  ---------------------
(11) Aggregate amount beneficially owned by each                        609,071
reporting person
---------------------------------------------------------  ---------------------
(12) Check if the aggregate amount in Row (11) excludes    X
certain shares (see instructions)
---------------------------------------------------------  ---------------------
(13) Percent of class represented by amount in Row (11)                     5.3%
---------------------------------------------------------  ---------------------
(14) Type of reporting person (see instructions)           PN
---------------------------------------------------------  ---------------------

CUSIP No. 204512107                                            Page 3 of 7 Pages

(1) Names of reporting persons:                            Damel Partners LP
---------------------------------------------------------  ---------------------
(2) Check the appropriate box if a member of a group       (a)   X
(see instructions)                                         (b)
---------------------------------------------------------  ---------------------
(3) SEC use only
---------------------------------------------------------  ---------------------
(4) Source of funds (see instructions)                     WC
---------------------------------------------------------  ---------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
---------------------------------------------------------  ---------------------
(6) Citizenship or place of organization                   Delaware
---------------------------------------------------------  ---------------------
Number of shares beneficially owned by each reporting
person with:
---------------------------------------------------------  ---------------------
(7) Sole voting power                                                         0
---------------------------------------------------------  ---------------------
(8) Shared voting power                                                  60,000
---------------------------------------------------------  ---------------------
(9) Sole dispositive power                                                    0
---------------------------------------------------------  ---------------------
(10) Shared dispositive power                                            60,000
---------------------------------------------------------  ---------------------
(11) Aggregate amount beneficially owned by each                         60,000
reporting person
---------------------------------------------------------  ---------------------
(12) Check if the aggregate amount in Row (11) excludes
 certain shares (see instructions)                         X
---------------------------------------------------------  ---------------------
(13) Percent of class represented by amount in                              0.5%
Row (11)
---------------------------------------------------------
(14) Type of reporting person (see instructions)           PN
---------------------------------------------------------  ---------------------

CUSIP No. 204512107                                            Page 4 of 7 Pages

                                                           Lisl Brennan Family
(1) Names of reporting persons:                            Trust 2005
---------------------------------------------------------  ---------------------
(2) Check the appropriate box if a member of a group       (a)   X
(see instructions)                                         (b)
---------------------------------------------------------  ---------------------
(3) SEC use only
---------------------------------------------------------  ---------------------
(4) Source of funds (see instructions)                     PF
---------------------------------------------------------  ---------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
---------------------------------------------------------  ---------------------
(6) Citizenship or place of organization                   United States
---------------------------------------------------------  ---------------------
Number of shares beneficially owned by each reporting
person with:
---------------------------------------------------------  ---------------------
(7) Sole voting power                                                         0
---------------------------------------------------------  ---------------------
(8) Shared voting power                                                  10,750
---------------------------------------------------------  ---------------------
(9) Sole dispositive power                                                    0
---------------------------------------------------------  ---------------------
(10) Shared dispositive power                                            10,750
---------------------------------------------------------  ---------------------
(11) Aggregate amount beneficially owned by each                         10,750
reporting person
---------------------------------------------------------  ---------------------
(12) Check if the aggregate amount in Row (11) excludes    X
certain shares (see instructions)
---------------------------------------------------------  ---------------------
(13) Percent of class represented by amount in Row (11)                     0.1%
---------------------------------------------------------  ---------------------
(14) Type of reporting person (see instructions)                             00
---------------------------------------------------------  ---------------------

CUSIP No. 204512107                                            Page 5 of 7 Pages

(1) Names of reporting persons:                            Peter Brennan
---------------------------------------------------------  ---------------------
(2) Check the appropriate box if a member of a group       (a)   X
(see instructions)                                         (b)
---------------------------------------------------------  ---------------------
(3) SEC use only
---------------------------------------------------------  ---------------------
(4) Source of funds (see instructions)                     PF
---------------------------------------------------------  ---------------------
(5) Check if disclosure of legal proceedings is required
pursuant to Items 2(d) or 2(e)
---------------------------------------------------------  ---------------------
(6) Citizenship or place of organization                   United States
---------------------------------------------------------  ---------------------
Number of shares beneficially owned by each reporting
person with:
---------------------------------------------------------  ---------------------
(7) Sole voting power                                                   690,565
---------------------------------------------------------  ---------------------
(8) Shared voting power                                                 678,821
---------------------------------------------------------  ---------------------
(9) Sole dispositive power                                              690,565
---------------------------------------------------------  ---------------------
(10) Shared dispositive power                                           678,821
---------------------------------------------------------  ---------------------
(11) Aggregate amount beneficially owned by each                      1,369,386
reporting person
---------------------------------------------------------  ---------------------
(12) Check if the aggregate amount in Row (11) excludes
certain shares (see instructions)
---------------------------------------------------------  ---------------------
(13) Percent of class represented by amount in Row (11)             9.9% Common
---------------------------------------------------------  ---------------------
(14) Type of reporting person (see instructions)           IN
---------------------------------------------------------  ---------------------

CUSIP No.204512107                                             Page 6 of 7 Pages

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 5 is amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer.

     The Reporting Person beneficially owns the amount and type of shares first reported in Part II of the Cover Page hereto, hereby incorporated by this reference into this Item 5. The Reporting person has sole voting and disposition rights to all shares reported. During the past sixty days, the following transactions in the class of securities reported were effectuated by the Reporting Persons:

August 17, 2010     Damel Diversified LP purchased 100,000 shares directly from
                    Crisnic Fund S.A. at a purchase price of $2.04 per share.

August 19, 2010     Lisl Brennan Family Trust 2005 purchased 10,750 shares at a purchase price of $1.4491 per share (open market transaction).

September 13, 2010  Damel Diversified LP purchased 355,556 shares directly from Crisnic Fund S.A. at a purchase price of $0.90 per share.

December 17, 2010   Peter Brennan purchased 532,605 shares directly from
                    Crisnic Fund S.A. at a purchase price of $0.95 per share.

CUSIP No.204512107                                             Page 7 of 7 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 17, 2010

\s\Peter Brennan
----------------
Peter Brennan

LISL BRENNAN FAMILY TRUST 2005


By: \s\Peter Brennan
    ----------------
Peter Brennan, Trustee

DAMEL DIVERSIFIED LP


By: \s\Peter Brennan
    ----------------
Peter Brennan, General Partner

DAMEL PARTNERS LP


By: \s\Peter Brennan
    ----------------
Peter Brennan, General Partner